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SEC
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FEB 27 2008

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SECU 08027426 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercarolina Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 Battleground Avenue, Suite 400
(No. and Street)

Greensboro	North Carolina	27410
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph E. Navolanic (336) 288-6890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breslow Starling Frost Warner Boger Hiatt, PLLC
(Name – *if individual, state last, first, middle name*)

Post Office Box 10345	Greensboro	NC	27404
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph E. Navolanic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercarolina Financial Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J Navolanic
Signature

President
Title

NOTARY PUBLIC
ANNE HUNTER NELSON
GUILFORD COUNTY, NC
My Commission Expires July 25, 2011

Anne Hunter Nelson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Intercarolina Financial Services, Inc.

Greensboro, North Carolina

Financial Statements

December 31, 2007

Breslow Starling Frost
Warner Boger Hiatt PLLC
Certified Public Accountants

Intercarolina Financial Services, Inc.

Greensboro, North Carolina

December 31, 2007

TABLE OF CONTENTS

Breslow Starling Frost
Warner Boger Hiatt PLLC
Certified Public Accountants

3825 West Market Street
Suite 200
Greensboro, NC 27404
Voice: 336-292-6872
Fax: 336-292-6885

Mailing Address
P.O. Box 10345
Greensboro, NC 27404

Independent Auditors' Report

February 12, 2008

To the Stockholders
Intercarolina Financial Services, Inc.
Greensboro, North Carolina

We have audited the accompanying statement of financial condition of Intercarolina Financial Services, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercarolina Financial Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breslow Starling Frost Warner Boger Hiatt, PLLC

Certified Public Accountants

Intercarolina Financial Services, Inc.

Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$	78,220
Deposits with Clearing Organizations		15,000
Accounts Receivable:		
Clearing Broker		14,572
Mutual Fund Companies		160,276
Stockholders		2,600
Other		36,834
Securities Owned:		
Not Readily Marketable, at Estimated Fair Value		1,700
Prepaid Items		4,387
Furniture and Equipment at Cost, Net of Accumulated Depreciation of $30,469		3,691
TOTAL ASSETS	**$**	**317,280**

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions Payable	$	140,664
Accounts Payable, Accrued Expenses and Other Liabilities		32,823
TOTAL LIABILITIES		**173,487**
Stockholders' Equity		
Common Stock ($1 par Value, 100,000 Shares Authorized, 1,338 Shares Issued and Outstanding)		1,338
Additional Paid-in Capital		48,518
Retained Earnings		93,937
TOTAL STOCKHOLDERS' EQUITY		**143,793**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**317,280**

The accompanying notes are an integral part of these financial statements.

Intercarolina Financial Services, Inc.

Statement of Income
For the Year Ended December 31, 2007

Revenues	
Commissions	$ 3,331,044
Other	41,406
TOTAL REVENUES	**3,372,450**
Expenses	
Commissions	2,780,800
Officers' Salaries	113,171
Employees' Compensation	109,836
Payroll Taxes and Fringe Benefits	17,516
Occupancy	87,122
Regulatory and Exchange Fees	13,727
Office	29,449
Legal and Accounting	12,999
Taxes and Licenses	22,793
Other	5,324
Less Amounts Allocated to Brokers	(98,205)
TOTAL EXPENSES	**3,094,532**
NET INCOME	**$ 277,918**

The accompanying notes are an integral part of these financial statements.

Intercarolina Financial Services, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Stockholders' Equity January 1, 2007	$ 1,338	$ 48,518	$ 87,996	$ 137,852
Net Income	0	0	277,918	277,918
Dividends Paid	0	0	(271,977)	(271,977)
Stockholders' Equity December 31, 2007	$ 1,338	$ 48,518	$ 93,937	$ 143,793

The accompanying notes are an integral part of these financial statements.

Intercarolina Financial Services, Inc.

Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2007

Balance, January 1, 2007	$	-
Increases (Decreases), 2007		-
Balance, December 31, 2007	$	-

The accompanying notes are an integral part of these financial statements.

Intercarolina Financial Services, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flow from Operating Activities:		
Net Income	$	277,918
Adjustments to Reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Depreciation		960
Increase (Decrease) in Operating Assets:		
Receivables from Broker and Mutual Fund Companies		5,551
Other Receivables		(17,070)
Prepaid Items		(308)
Decrease in Operating Liabilities:		
Accounts Payable and Accrued Expenses		15,552
Net Cash Provided by Operating Activities		**282,603**
Cash Flows from Investing Activities		
Purchases of Property and Equipment		(1,714)
Net Cash Used by Investing Activities		**(1,714)**
Cash Flows from Financing Activities:		
Dividends Paid		(271,977)
Net Cash Used by Financing Activities		**(271,977)**
Net Increase in Cash		**8,912**
Cash at Beginning of Year		**69,308**
Cash at End of Year	**$**	**78,220**
Supplemental Disclosure of Cash Flow Information:		
Cash paid for:		
Interest	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Organization and Operations - Intercarolina Financial Services, Inc., "The Company" was incorporated on September 16, 1986 under the laws of North Carolina. The Company operates as a fully disclosed brokerage firm that clears stocks, options, and municipal security trades through a clearing broker. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's primary office is located in Greensboro, North Carolina. Branch offices are located in five other North Carolina cities.

Accounting Records - The Company maintains its records on the accrual basis of accounting.

Securities Transactions - Commission revenues from securities transactions are recognized on a trade-date basis.

Bad Debts - Bad debts are accounted for using the direct write-off method. The expense is recognized only when a specific receivable is deemed uncollectible. Management considers the results of using this method to approximate those of the allowance method.

Furniture and Equipment – Furniture and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets, primarily 5-10 years, using the straight-line method. Depreciation expense was $960 in 2007.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash - For purposes of reporting cash flows, cash includes cash on deposit with federally insured commercial banks, cash on deposit with clearing brokers, and certificates of deposit with original maturities of three months or less.

Use of Estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Income Taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the Company's federal and state taxable income or loss is passed through to the individual stockholders. Therefore, no provision or liability for income tax has been included in these financial statements.

(Continued)

NOTE 1 – Summary of Significant Accounting Policies (Continued)

Compensated Absences - The amount associated with compensated absences has not been accrued because it cannot be reasonably estimated.

Deposits Held In Financial Institutions - As of December 31, 2007, the Company had demand deposits in financial institutions that exceeded deposit insurance provided by the guaranty agency by approximately $157,000.

NOTE 2 - Securities Owned

Not Readily Marketable - The Company has an investment representing less than 1% of the issued common stock of an untraded company. This investment is valued at management's estimate of fair value.

NOTE 3 - Commitments and Contingencies

The Company leases its Greensboro office and a copier under operating-lease agreements. Rent expense for the year ended December 31, 2007 was $74,985. At December 2007, future minimum lease obligations are as follows:

2008	$ 26,241
2009	2,388
2010	2,388
2011	1,393
Total future minimum lease payments	$ 32,410

NOTE 4 – Concentrations

Approximately 26% of the Company's revenues were generated by two broker groups.

NOTE 5 - Related-Party Transactions

The stockholders' receivable of $2,600 represents an unsecured non-interest-bearing advance.

NOTE 6 - Retirement Plan

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers. The Company did not contribute to the plan in 2007.

NOTE 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $87,850, which was $76,278 in excess of its required net capital of $11,572. The Company's ratio of aggregate indebtedness to net capital was 1.98 to 1 at December 31, 2007.

Intercarolina Financial Services, Inc.

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

Net Capital	
Total stockholders' equity qualified for Net Capital	$ 143,793
Subordinated Borrowings	0
Total capital and allowable subordinated liabilities	143,793
Deductions and/or Charges:	
Non-allowable assets:	
Net variable annuity commissions receivable over 30 days	1,731
Receivables from stockholders	2,600
Receivables from brokers and other	36,834
Securities not readily marketable	1,700
Property and equipment, net	3,691
Prepaid Items	4,387
Fidelity-bond deductible	5,000
	55,943
Net Capital	$ 87,850
Aggregate Indebtedness	
Total aggregate indebtedness included in Statement of Financial Condition	$ 173,487
Ratio of aggregate indebtedness to net capital	1.98 to 1
Computation of Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 11,572
Minimum dollar net capital requirement	$ 5,000

Intercarolina Financial Services, Inc.

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

Exemptive Provision Under Rule 15c3-3

An exemption from Rule 15c3-3 is claimed under section (K)(2)(B). All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis.

Reconciliation of Computation of Net Capital Under Rule 15c3-1 with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2007)

Net Capital, as reported in Company's Part II FOCUS report: (unaudited)	$	37,111
Audit Adjustments:		
Commissions earned at December 31, 2007 but not received until January 2008 and other receivable and payable adjustments net of related commission payable		50,739
Net Capital, as reported on previous page	$	87,850

Breslow Starling Frost
Warner Boger Hiatt PLLC
Certified Public Accountants

West Market Street
te 200
ensboro, NC 27404
ce: 336-292-6872
: 336-292-6885

iling Address
). Box 10345
ensboro, NC 27404

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INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC. RULE 15c3-3

To the Stockholders
INTERCAROLINA FINANCIAL SERVICES, INC.
Greensboro, North Carolina

In planning and performing our audit of the financial statements of Intercarolina Financial Services, Inc. as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do no express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Breslow Starling Frost
Warner Boger Hiatt PLLC
Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Intercarolina Financial Services, Inc. as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 12, 2008. The Company does not have procedures in place to accurately accumulate, on an accrual basis, certain mutual fund and annuity commissions. This limitation typically results in an understatement of net capital when the Company files its quarterly FOCUS report.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the item mentioned in the preceding paragraph, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breslow Starling Frost Warner Boger Hiatt, PLLC

Greensboro, North Carolina
February 12, 2008

END